PRIMERO PROVIDES REVISED OPERATING OUTLOOK

Toronto, Ontario, September 8, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced that as a result of a month long strike and lower than anticipated gold grades it has provided a revised operating outlook for 2011.

Primero has revised its production outlook for 2011 to 80,000 to 85,000 ounces of gold and 4.5 to 5.0 million ounces of silver, versus original guidance of 90,000 to 100,000 ounces of gold and 4.5 to 5.0 million ounces of silver. Cash costs are expected to be in the range of $610 to $630 per gold equivalent ounce or between $340 and $360 per gold ounce on a by-product basis; versus original guidance of $550 to $570 per gold equivalent ounce or between $350 and $370 per gold ounce on a by-product basis.

Gold production is expected to be lower than anticipated due to a month long mill workers strike in April 2011 and continued lower than anticipated gold grades in the Roberta and Robertita veins in the Central Block. Consequently cash costs are expected to be proportionally higher than anticipated. Despite the revision to gold production the Company’s exposure to higher than anticipated silver prices resulted in a smaller reduction to the gold equivalent production outlook.

“During the mill worker strike, we continued to mine ore and had hoped to meet original guidance by processing the stockpiled ore in addition to daily production,” said Joseph Conway, President and C.E.O. “While the mill exceeded nameplate capacity during the second quarter, the stockpiled ore was not assayed due to the closure of the lab during the strike and was lower grade than anticipated. This and encountering lower gold grades since the end of the second quarter has required us to revise down gold production guidance for 2011.”

As at September 8, 2011	Original Outlook 2011	Revised Outlook 2011
Gold equivalent production* (gold equivalent ounces)	110,000-120,000	100,000-110,000
Gold production (ounces)	90,000-100,000	80,000-85,000
Silver spot sales by Primero (ounces)	500,000-750,000	500,000-525,000
Silver production (ounces)	4,500,000-5,000,000	4,500,000-5,000,000
Total cash costs* (per gold equivalent ounce)	$550 - $570	$610 - $630
Total cash costs* - by-product (per gold ounce)	$350 - $370	$340 - $360

*Material assumptions used to forecast original 2011 production guidance included: an average gold price of $1,400 per ounce; an average silver price of $6.63 per ounce, as according to the silver purchase agreement the first 3.5 million ounces and 50% of the excess of silver are sold at $4.04 per ounce and the balance is sold at spot, which was assumed to be $24 per ounce; and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar. Material assumptions used to forecast revised 2011 production guidance were updated: an average gold price of $1,575 per ounce; an average spot silver price of $40 per ounce; and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become an intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company's second quarter 2011 Financial Statements and MD&A, and in the Company’s January 17, 2011 news releases, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero's management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.